UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Monster Worldwide, Inc.

(Name of Subject Company (Issuer))

Merlin Global Acquisition, Inc.

(Offeror)

a wholly-owned subsidiary of

Randstad North America, Inc.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE	611742107
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Jay P. Ferguson, Jr.

Chief Legal Officer

Randstad North America, Inc.

3625 Cumberland Blvd., Suite 600

Atlanta, GA 30339

(770) 937-7112

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of Filing Persons)

Copies to:

R. Kenneth Boehner, Esq.

Joel May, Esq.

Jones Day

1420 Peachtree Street, Suite 800

Atlanta, Georgia 30309

(404) 581-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$414,770,086.80	$ 41,767.35

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 121,991,202 shares of common stock, $0.001 par value per share, of Monster Worldwide, Inc. (the “Shares”), which is the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 89,071,628 Shares issued and outstanding (including restricted Shares); (ii) up to 25,110,292 Shares issuable pursuant to outstanding 3.50% Convertible Senior Notes due 2019 of Monster Worldwide, Inc. (the “Notes”), to the extent the Notes may be converted into Shares in accordance with their terms; (iii) up to 60,816 Shares issuable upon the exercise of outstanding options; and (iv) up to 7,748,466 Shares issuable upon the vesting of outstanding restricted stock units and performance Shares (assuming “target” performance for each applicable performance measure)), multiplied by (b) the offer price of $3.40 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of September 1, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $100.70 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$41,767.35	Filing Party:	Merlin Global Acquisition, Inc. and Randstad North America, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	September 6, 2016

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 6, 2016 with the Securities and Exchange Commission (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”), to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Monster Worldwide, Inc., a Delaware corporation (“Monster”), at a price of $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Amendment. Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs immediately after the last paragraph of such subsection:

“Certain Litigation. On September 9, 2016, a putative class-action lawsuit challenging the disclosures made in the Schedule 14D-9 was filed against Monster and the seven members of the Monster Board. The action, which was filed in the United States District Court for the District of Massachusetts, is captioned Litwin v. Monster Worldwide, Inc., et al., 16-cv-11844 (D. Mass) (the “Litwin action”). The complaint generally alleges that the Schedule 14D-9 contains material misstatements or omits to state material information that is necessary for the Schedule 14D-9 not to be misleading. Specifically, the complaint alleges that the Schedule 14D-9 (i) omits certain line items from the financial projections relied upon by Evercore in its financial analyses, (ii) omits certain inputs and assumptions underlying Evercore’s financial analyses, and (iii) omits or misstates information relating to the sales process leading to the Offer and the Merger. On September 12, 2016, an additional class-action lawsuit similar to the Litwin action was also filed in the United States District Court for the District of Massachusetts, captioned Dagut v. Monster Worldwide, Inc., et al., 16-cv-11852 (D. Mass.) (the “Dagut action”). The Dagut action is brought against Monster, the seven members of the Monster Board, Parent and Purchaser. Like the Litwin action, the Dagut action generally alleges material misstatements or omissions in the Schedule 14D-9. Specifically, the Dagut complaint alleges that the Schedule 14D-9 (i) omits certain line items from the financial projections relied upon by Evercore in its financial analyses, (ii) omits certain inputs and assumptions underlying Evercore’s financial analyses, (iii) omits information about potential conflicts of interests of Monster’s officers and directors, and (iv) omits information about potential conflicts of interest of Evercore. Counts I and II of both complaints are asserted against all defendants pursuant to Section 14(d) of the Exchange Act, Rule 14d-9 promulgated under the Exchange Act, and Section 14(e) of the Exchange Act. Count III of the Litwin action is asserted against the members of the Monster Board pursuant to Section 20(a) of the Exchange Act; Count III of the Dagut action also asserts a claim pursuant to Section 20(a) of the Exchange Act against the members of the Monster Board and Parent.

The plaintiffs in both the Litwin and Dagut actions seek, among other things, an injunction against the consummation of the Offer and the Merger or, in the alternative, rescinding them and awarding rescissory damages, as well as an award of costs and expenses (including a reasonable allowance for attorneys’ and experts’ fees and expenses). The defendants believe both complaints’ allegations lack merit and intend to vigorously defend against them.

Additional lawsuits may be filed against Monster, Parent, Purchaser or any of their respective directors in connection with the Offer and the Merger. If additional similar complaints are filed, absent new or different allegations that are material, Parent and Purchaser will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2016

RANDSTAD NORTH AMERICA, INC.

By:	/s/ Linda Galipeau
Linda Galipeau Chief Executive Officer

MERLIN GLOBAL ACQUISITION, INC.

By:	/s/ Linda Galipeau
Linda Galipeau President